Filed pursuant to Rule 433

Dated September 2, 2026

Registration Statement No. 333-261099

Asian Infrastructure Investment Bank

Final Term Sheet

U.S.$2,000,000,000 4.500% Notes due 2029

Issuer:	Asian Infrastructure Investment Bank (“AIIB”)

Issuer Ratings*:	Aaa (stable) (Moody’s) AAA (stable) (S&P) AAA (stable) (Fitch)

Currency/Size:	U.S.$2,000,000,000

Settlement:	September 10, 2026 (T+5)

Maturity:	September 10, 2029

Interest Payment Dates:	March 10 and September 10 of each year, commencing on March 10, 2027

Coupon:	4.500% (semi-annual)

Reoffer:	99.994%

Underwriting Commissions:	0.10%

Yield:	4.502% s.a.

Benchmark:	UST 4.250% due August 15, 2029

Spread:	UST +5.6 bps

Denomination:	U.S.$1,000 and integral multiples thereof

Joint Lead Managers:	Citigroup Global Markets Limited, HSBC Bank plc, J.P. Morgan Securities plc, The Toronto-Dominion Bank

Governing Law:	New York, except with respect to the authorization, execution, delivery, and performance by AIIB, which shall be governed by the Articles of Agreement of AIIB.

Day Count Convention:	30/360

Details of Clearance System and Clearance and Settlement Procedures:	The notes (the “Notes”) will be represented by one or more global note certificates (the “Global Note”) registered in the name of Cede & Co. as nominee for The Depository Trust Company (“DTC”). The Global Note will be deposited with a custodian for DTC. Except as described in the prospectus supplement and prospectus, beneficial interests in the Global Note will be represented through accounts of financial institutions acting on behalf of the beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Note through DTC, if they are participants in DTC, or indirectly through organizations that are participants in DTC. Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”), and Clearstream Banking S.A. (“Clearstream”), are indirect participants in DTC, and therefore participants in Euroclear and Clearstream will hold beneficial interests in the Notes indirectly at DTC. Owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names and will not receive or be entitled to receive physical delivery of definitive Notes (except in certain circumstances). Initial settlement for the Notes will be made in immediately available funds in dollars.

ISIN / CUSIP	ISIN: US04522KAU07 / CUSIP: 04522KAU0

Application will be made to the Financial Conduct Authority in its capacity as the competent authority pursuant to the Public Offers and Admissions to Trading Regulations 2024 for the Notes to be listed on the Official List of the FCA and to the London Stock Exchange.

One or more of the Underwriters may not be a U.S.-registered broker-dealer. All sales of securities in the U.S. will be made by or through a U.S.-registered broker-dealer.

The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling: +1-855-495-9846. You can access the registration statement, including the prospectus, at https://www.sec.gov/Archives/edgar/data/1733112/000119312522200815/d301502dsba.htm and the prospectus supplement at https://www.sec.gov/Archives/edgar/data/1733112/000119312526153110/d141864d424b5.htm.

Information found through the above hyperlinks is not part of this Final Term Sheet.

It is expected that delivery of the Notes will be made for value on or about September 10, 2026 which will be the fifth business day in the United States following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of Notes in the secondary market generally are required to settle within one (1) business day (T+1), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade prior to one (1) business day before delivery will be required, because the Notes initially will settle within five (5) business days (T+5) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade prior to one (1) business day before delivery should consult their own legal advisers.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, persons who fall within the manufacturer target market described below.

UK MiFIR product governance / Retail investors, professional investors and eligible counterparties target market—Solely for the purposes of each UK manufacturer’s product approval process, the Underwriters’ target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients and eligible counterparties, each as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (“UK MiFIR”); (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate; and (iii) the following channels for distribution of the Notes to retail clients are appropriate—investment advice, portfolio management, non-advised sales and pure execution services, subject to the distributor’s suitability and appropriateness obligations under COBS, as applicable. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturers’ target market assessment) and determining appropriate distribution channels.

AIIB does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

The Notes shall be prescribed capital markets products (as defined in the Singapore Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.